Exhibit 12.1
Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended On
	October 28, 2016	October 30, 2015	January 29, 2016 [4]	January 30, 2015	January 31, 2014	February 1, 2013	February 3, 2012
Earnings:
Earnings Before Income Taxes	$4,091	$4,124	$4,419	$4,276	$3,673	$3,137	$2,906
Fixed Charges	633	534	720	677	623	605	524
Capitalized Interest [1]	6	7	9	9	8	6	—
Adjusted Earnings	$4,730	$4,665	$5,148	$4,962	$4,304	$3,748	$3,430

Fixed Charges:
Interest Expense [2]	$497	$414	$559	$525	$478	$463	$385
Rental Expense [3]	136	120	161	152	145	142	139
Total Fixed Charges	$633	$534	$720	$677	$623	$605	$524

Ratio of Earnings to Fixed Charges	7.5	8.7	7.1	7.3	6.9	6.2	6.5

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.

[4]
Earnings for the fiscal year ended January 29, 2016 included a $530 million non-cash impairment charge related to the investment in the Australia joint venture with Woolworths Limited. Excluding this charge from the calculation would result in a ratio of earnings to fixed charges of 7.9 for the fiscal year ended January 29, 2016.